Exhibit 99.1

August 22, 2024

Dear SciSparc Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of SciSparc Ltd. (the “Meeting”), to be held on Tuesday, October 1, 2024 at 3:00 p.m. (Israel time), at the Company’s offices, at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on Tuesday, August 27, 2024 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

Mr. Amitay Weiss
Chairman of the Board of Directors

Notice of Annual General Meeting of Shareholders

To be Held on October 1, 2024

Dear SciSparc Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of SciSparc Ltd. (the “Company”), to be held on Tuesday, October 1, 2024 at 3:00 p.m. (Israel time), at the Company’s offices, at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel.

The following matters (the “Proposals”) are on the agenda for the Meeting:

(i)	to re-elect each of Ms. Liat Sidi and Mr. Amnon Ben Shay to serve as Class I directors of the Company, until the Company’s third annual general meeting of shareholders following this Meeting, and until their respective successor is duly elected and qualified;

(ii)	to approve the grant of equity awards to the Company’s Chief Executive Officer;

(iii)	to approve the grant of equity awards to the Company’s President;

(iv)	to approve the grant of equity awards to the Company’s Chairman of the Board;

(v)	to approve the grant of equity awards to the Company’s directors; and

(vi)	to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2023.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Tuesday, August 27, 2024, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on Tuesday, August 27, 2024, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

Our board of directors recommends that you vote FOR each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 15% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Wednesday, October 2, 2024, at 3:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

The last date for submitting a request to include a Proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is Thursday, August 29, 2024. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being made available to shareholders and also furnished to the U.S. Securities and Exchange Commission, pursuant to a Report of Foreign Private Issuer on Form 6-K. Shareholders are also able to review the proxy statement at the “Investors” portion of our website, https://investor.scisparc.com/ or at our offices at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel , upon prior notice and during regular working hours (telephone number: +972-3-7175777) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT, Monday, September 30, 2024 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,

Mr. Amitay Weiss
Chairman of the Board of Directors

Proxy Statement

Annual General Meeting of Shareholders
To Be Held on October 1, 2024

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of SciSparc Ltd. (the “Company” or “SciSparc”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders (the “Notice”). The Meeting will be held on Tuesday, October 1, 2024, at 3:00 p.m. (Israel time), at the Company’s offices, at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel.

This proxy statement, the attached Notice and the enclosed proxy card or voting instruction form are being made available to holders of SciSparc’s ordinary shares, beginning August 22, 2024.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Tuesday, August 27, 2024, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters (the “Proposals”) are on the agenda for the Meeting:

(1)	to re-elect each Ms. Liat Sidi and Mr. Amnon Ben Shay to serve as Class I directors of the Company, to serve until the Company’s third annual general meeting of shareholders following this Meeting, and until their respective successor is duly elected and qualified;

(2)	to approve the grant of equity awards to the Company’s Chief Executive Officer;

(3)	to approve the grant of equity awards to the Company’s President;

(4)	to approve the grant of equity awards to the Company’s Chairman of the Board;

(5)	to approve the grant of equity awards to the Company’s directors; and

(6)	to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2023.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

As of August 22, 2024, we had a total of 10,357,108 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on Tuesday, August 27, 2024, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our amended and restated articles of association, currently in effect (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 15% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Wednesday, October 2, 2024 at 3:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 6 relating to the reappointment of the Company’s independent registered public accounting firm until the next annual general meeting of shareholders; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

In addition, approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are neither controlling shareholders nor have a personal interest in the approval of the Proposal (each, an “Interested Shareholder”); or (ii) the total percentage of ordinary shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For purposes of Proposal No. 2, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2), please notify Mr. Oz Adler, the Company’s Chief Executive Officer, at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel, telephone: +972-3-7175777, or by email (oz@scisparc.com). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that (other than our Chief Executive Officer and his relatives) none of our shareholders should have a personal interest in Proposal No. 2 and be deemed an Interested Shareholder.

In connection with Proposal No. 2, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●	By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By telephone — If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail — If you are a shareholder of record and received a printed proxy card, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, Vstock Transfer LLC., you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our offices at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on Monday, September 30, 2024.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Tuesday, August 27, 2024, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being made available to shareholders beginning August 22, 2024. Certain officers, directors, employees and agents of SciSparc, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting on a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the Notice and this proxy statement are available at the SEC’s website at www.sec.gov and at the Investors section of our website, https://investor.scisparc.com/. The contents of that website are not a part of this proxy statement. In addition, shareholders of record who wish to receive by post-mail copies of the proxy materials, may contact the Company directly at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel, Attn: Oz Adler, Chief Executive Officer, telephone number: +972-3-7175777.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2023 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 1, 2024 (the “Annual Report”), a copy of which is available on our website at https://investor.scisparc.com/.

DIRECTOR INDEPENDENCE

Our Board has determined that each of Mr. Vider, Ms. Sidi, Mr. Ben Shay, Mr. Revach and Mr. Dayan satisfy the independent director requirements under the Nasdaq Stock Market (“Nasdaq”) corporate governance requirements. As such, the Board is comprised of a majority of independent directors as such term is defined in Nasdaq rules.

Our Board has further determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under Nasdaq rules to members of audit committees and compensation committees, respectively.

BOARD DIVERSITY (as of August 22, 2024)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	6
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction
LGBTQ+
Did Not Disclose Demographic Background	4

PROPOSAL 1

APPROVAL OF THE RE-ELECTION OF EACH OF MS. LIAT SIDI AND MR. AMNON BEN SHAY AS A CLASS I DIRECTOR OF THE COMPANY

Background

Our Board currently has seven directors, who are divided into three classes with staggered three-year terms as follows:

●	the Class I directors consist of Ms. Liat Sidi and Mr. Amnon Ben Shay and their terms will expire at the Meeting;

●	the Class II directors consist of Mr. Lior Vider, Mr. Alon Dayan and Mr. Moshe Revach and their terms expire at our annual general meeting of shareholders to be held in 2025; and

●	the Class III directors consist of Mr. Amitay Weiss and Mr. Itschak Shrem and their terms will expire at our annual general meeting of shareholders to be held in 2026.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class, will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect each of Ms. Liat Sidi and Mr. Amnon Ben Shay as a director of the Company.

If re-elected at the Meeting, each of Ms. Liat Sidi and Mr. Amnon Ben Shay will serve until the third annual general meeting of our shareholders following this Meeting, and until their respective successors have been duly elected and qualified, or until their office is vacated in accordance with our Articles. If re-elected at the Meeting, Ms. Liat Sidi will continue to serve as the Company’s Chairman.

In accordance with the Companies Law, each of Ms. Liat Sidi and Mr. Amnon Ben Shay has certified to us that they meet all the requirements of the Companies Law for election as a director of a public company and possess the necessary qualifications and has sufficient time to fulfill their duties as a director of SciSparc, taking into account the special needs of SciSparc.

For information on the compensation payable to our directors, please see our Annual Report.

Biographical information concerning Ms. Liat Sidi and Mr. Amnon Ben Shay is set forth below:

Ms. Liat Sidi has served as a member of our Board of Director since August 2020. Ms. Sidi serves as the manager of the accounting department for Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) and has served as director for Save Foods Inc. (Nasdaq: SVFD) since November 2023. Ms. Sidi previously served as director for Plantify Foods Inc. (CVW: PTFY) from September 2023 to January 2024. Ms. Sidi previously served as an accountant for Panaxia Labs Israel Ltd. (TASE: PNAK) from 2015 to 2020 and as an accountant for Soho Real Estate Ltd. from 2015 to 2016. Ms. Sidi also served as an accountant for Feldman-Felco Ltd. from 2006 to 2010 and as an accountant for Eli Abraham accounting firm from 2000 to 2006. Ms. Sidi completed tax, finance and accounting studies in Ramat Gan College of Accounting.

Mr. Amnon Ben Shay has served as a member of our Board of Directors since January 2021 and served as our external director under the Companies Law between January 2021 and January 2022. Mr. Ben Shay has been chief financial officer of Aerodrome Group Ltd since October 2022. Mr. Ben Shay previously served on the board of directors of Azorim Investments and Building Development Company Ltd. (TASE: AZRM), Value Capital One Ltd. (TASE: VALU) and B.G.I. Investments (1961) Ltd. (TASE: BGI). Mr. Ben Shay was chief financial officer of Hadar Hasharon Marketing and Distributions Ltd. from February 2019 to October 2022. From February 2017 to January 2019, Mr. Ben Shay served as the chief financial officer of Fridenson Air & Ocean Ltd. From January 2014 to January 2017, Mr. Ben Shay served as the chief financial officer of Abetrans Logistics Ltd. Prior to that, Mr. Ben Shay served as the chief financial officer of Isline Export and Import Services Ltd. from 2010 to 2013. Prior to the year 2009, Mr. Ben Shay served as the chief financial officer of several Israeli real estate investment groups. Mr. Ben Shay holds a B.A. in economics and business and an M.B.A in business, both from The Hebrew University of Jerusalem, Israel, and an accounting certificate from The College of Management Academic Studies, Israel.

Proposal

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Ms. Liat Sidi be re-elected as a Class I director, to serve until the third annual general meeting of shareholders following this Meeting and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s amended and restated articles of association or the Companies Law; and

RESOLVED, that Mr. Amnon Ben Shay be re-elected as a Class I director, to serve until the third annual general meeting of shareholders following this Meeting and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s amended and restated articles of association or the Companies Law.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Ms. Liat Sidi and Mr. Amnon Ben Shay as a Class I director for a term to expire at the third annual general meeting of shareholders following this Meeting.

PROPOSAL 2

APPROVAL OF GRANT OF EQUITY AWARD TO THE COMPANY’S CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, as a public Israeli company, we are generally required to obtain the approval of our compensation committee, our Board and our shareholders, in that order, for any arrangements regarding the compensation of our Chief Executive Officer, Mr. Oz Adler whom we refer as our CEO.

Mr. Adler has been the Company’s CEO since January 2022. The last grant to Mr. Adler occurred on February 27, 2022, when he was granted options to purchase 31,100 of our ordinary shares subject to a twelve quarter vesting schedule.

The compensation committee firmly believes that our CEO’s compensation program should reward actions and behaviors that drive shareholder value creation. The compensation committee aims to foster those objectives through compensatory measures that emphasize variable, performance-based incentives that create a balanced focus on both our short-term and long-term financial, operational and strategic goals. Accordingly, on June 19 and June 20, 2024, and on August 12, 2024 the compensation committee and the Board, respectively, approved a proposed equity award to our CEO, comprised of 200,000 restricted share units (“RSUs”).

The compensation committee believes that the proposed grant fulfills the following performance-based compensation principles in order to:

●	Closely align the interests of the CEO with those of SciSparc’s shareholders in order to enhance shareholder value;

●	Align a significant portion of the CEO’s compensation with SciSparc’s short and long-term goals and performance;

●	To provide the CEO with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to the CEO an opportunity to advance in a growing organization;

●	To strengthen the retention and the motivation of our CEO in the long-term;

●	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

●	To maintain consistency in the way our CEO is compensated.

At the Meeting, shareholders will be asked to approve a grant of 200,000 RSUs to the Company’s CEO, with a fair value of approximately $171,000 (the “CEO Award”). The CEO Award complies with our Compensation Policy for Officers and Directors (the “Compensation Policy”). Subject to the CEO’s continued employment by the Company, 12.5% of the RSUs will vest each quarter after the vesting commencement date. Unless otherwise stated, the terms of the CEO Award are subject to the SciSparc Share Incentive Plan (2023) (the “Plan”). The CEO Award shall be granted in accordance with Section 102 of the Israeli Income Tax Ordinance (New Version), 1961, as amended, and the regulations promulgated thereunder, under the capital gains track though a trustee (“Section 102 of the Tax Ordinance”).

Proposal

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve the grant of equity award to the Company’s Chief Executive Officer, in such amounts and with such terms and conditions (including vesting terms), as set forth in Proposal 2 of the Proxy Statement for the Meeting, dated August 22, 2024.”

Required Vote

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the grant of equity awards to our Chief Executive Officer.

PROPOSAL 3

APPROVAL OF GRANT OF EQUITY AWARD TO THE COMPANY’S PRESIDENT

Background

Under the Companies Law, as a public Israeli company, we are generally required to obtain the approval of our compensation committee, our Board and our shareholders, in that order, for any arrangements regarding the compensation of our directors. The Company’s President, Mr. Itschak Shrem, also serves as a member of the Board of the Company, and as such, the approval of the Company’s shareholders is required in matters relating to his compensation.

Mr. Shrem has been the Company’s President since January 2022, prior to which he served as our Chairman from August 2020 to January 2022. The last grant to Mr. Shrem occurred on February 27, 2022, when he was granted options to purchase 31,100 of our ordinary shares subject to a twelve quarter vesting schedule.

The compensation committee firmly believes that our President’s compensation program should reward actions and behaviors that drive shareholder value creation. The compensation committee aims to foster those objectives through compensatory measures that emphasize variable, performance-based incentives that create a balanced focus on both our short-term and long-term financial, operational and strategic goals. Accordingly, on June 19 and June 20, 2024, and on August 12, 2024 the compensation committee and the Board, respectively, approved a proposed equity award to our President, comprised of 200,000 RSUs.

At the Meeting, shareholders will be asked to approve a grant of 200,000 RSUs to the Company’s President, with a fair value of approximately $171,000 (the “President Award”). The President Award complies with our Compensation Policy. Subject to the President’s continued engagement by the Company, 12.5% of the RSUs will vest each quarter after the vesting commencement date. Unless otherwise stated, the terms of the President Award are subject to the Plan. The President Award shall be granted in accordance with Section 102 of the Tax Ordinance.

In approving the President Award, our compensation committee and our Board considered the President’s equity interest in the Company, the alignment of his interests with those of the Company, and the desire to encourage him to continue contributing his talent and time as President and director.

Proposal

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve the grant of equity award to the Company’s President, in such amounts and with such terms and conditions (including vesting terms), as set forth in Proposal 3 of the Proxy Statement for the Meeting, dated August 22, 2024.

Required Vote

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the grant of equity awards to our President.

PROPOSAL 4

APPROVAL OF GRANT OF EQUITY AWARD TO THE COMPANY’S CHAIRMAN

Background

Under the Companies Law, as a public Israeli company, we are generally required to obtain the approval of our compensation committee, our Board and our shareholders, in that order, for any arrangements regarding the compensation of our directors, including the Company’s Chairman, Mr. Amitay Weiss.

Mr. Weiss has served on the Company’s Board since August 2020 and as Chairman since January 2022. Mr. Weiss served as the Company’s chief executive officer from August 2020 to January 2022. The last grant to Mr. Weiss occurred on February 27, 2022, when he was granted options to purchase 31,100 of our ordinary shares subject to a twelve quarter vesting schedule.

The compensation committee firmly believes that our Chairman’s compensation program should reward actions and behaviors that drive shareholder value creation. The compensation committee aims to foster those objectives through compensatory measures that emphasize variable, performance-based incentives that create a balanced focus on both our short-term and long-term financial, operational and strategic goals. Accordingly, on June 19 and June 20, 2024, and on August 12, 2024 the compensation committee and the Board, respectively, approved a proposed equity award to our Chairman, comprised of 200,000 RSUs.

At the Meeting, shareholders will be asked to approve a grant of 200,000 RSUs to the Company’s Chairman, with a fair value of approximately $171,000 (the “Chairman Award”). The Chairman Award complies with our Compensation Policy. Subject to the Chairman’s continued engagement by the Company, 12.5% of the RSUs will vest each quarter after the vesting commencement date. Unless otherwise stated, the terms of the Chairman Award are subject to the Plan. The Chairman Award shall be granted in accordance with Section 102 of the Tax Ordinance.

In approving the Chairman Award, our compensation committee and our Board considered the Chairman’s equity interest in the Company, the alignment of his interests with those of the Company, and the desire to encourage him to continue contributing his talent and time as Chairman and director.

Proposal

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve the grant of equity award to the Company’s Chairman, in such amounts and with such terms and conditions (including vesting terms), as set forth in Proposal 4 of the Proxy Statement for the Meeting, dated August 22, 2024.”

Required Vote

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the grant of equity awards to our Chairman.

PROPOSAL 5

APPROVAL OF GRANTS OF EQUITY AWARDS TO THE COMPANY’S DIRECTORS

Background

Under the Companies Law, the terms of compensation of directors, including equity-based compensation, generally require the approval of the compensation committee, board of directors and shareholders, in that order.

Our compensation committee and Board determined to approve, subject to shareholder approval, the grant of 60,000 RSUs to each of the following directors: Ms. Liat Sidi, Mr. Amnon Ben Shay, Mr. Lior Vider, Mr. Alon Dayan and Mr. Moshe Revach (the “Directors”).

Each of the Directors’ last grants occurred on February 27, 2022, when each Director was granted options to purchase 5,500 of our ordinary shares subject to a twelve quarter vesting schedule.

At the Meeting, shareholders will be asked to approve a grant of 60,000 RSUs to each of the Directors, with a fair value of approximately $51,500 each and an approximate total fair value of $257,500 (the “Directors’ Award”). The Directors’ Award complies with our Compensation Policy. Subject to each Director’s continued engagement by the Company, 12.5% of the RSUs will vest each quarter after the vesting commencement date. Unless otherwise stated, the terms of the Directors’ Award are subject to the Plan. The Directors’ Award shall be granted in accordance with Section 102 of the Tax Ordinance.

In approving the Directors’ Award, our compensation committee and our Board considered the Directors’ equity interests in the Company, the alignment of their interests with those of the Company, and the desire to encourage them to continue contributing their talent and time as directors.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of equity award to the Directors who shall serve in such capacity immediately following the Meeting, in such amounts and with such terms and conditions (including vesting terms), as set forth in Proposal 5 of the Proxy Statement for the Meeting dated August 22, 2024.”

Vote Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the foregoing resolution approving grant of equity awards to our directors.

PROPOSAL 4

RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our audit committee and Board have approved the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders, subject to the approval of our shareholders.

For information regarding the total compensation that was paid by the Company and its subsidiaries to its independent auditors, please see Item 16C of our Annual Report.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2023. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2023, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the Investors section of our Company’s website at https://investor.scisparc.com/.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 16 of the Company’s Articles, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Annual Report filed with the SEC on April 1, 2024 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors section of the Company’s website at https://investor.scisparc.com/.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Mr. Amitay Weiss
Chairman of the Board of Directors

Dated: August 22, 2024